

Mailstop 3233

January 26, 2018

Via E-mail
Mr. Anthony Krug
Chief Financial Officer
Mack-Cali Realty Corporation
Mack-Cali Realty, L.P.
Harborside 3, 210 Hudson Street, Suite 400
Jersey City, NJ 07311

> **Re:** **Mack-Cali Realty Corporation**
> **Mack-Cali Realty, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 28, 2017**
>
> **Form 8-K**
> **Filed November 7, 2017**
> **File No. 001-13274 (Corp.)**
> **File No. 333-57103 (L.P.)**

Dear Mr. Krug:

We have reviewed your December 21, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2017 letter.

Form 8-K filed November 7, 2017

Exhibit 99.1

Net Asset Value, page 12

1.   We have considered your response to our prior comment. We continue to believe that an analysis of the sensitivity of your office portfolio asset value to changes in the year one cap rates would provide meaningful information to investors. Please revise your disclosure in future filings accordingly.

2.   With respect to the sensitivity analysis provided for your multifamily portfolio, we remain unclear how a 0.125% sensitivity is sufficient to demonstrate to readers the impact a change in cap rates could have on your valuation calculation. Please revise or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

                                        Sincerely,

                                        /s/ Robert F. Telewicz, Jr.

                                        Robert F. Telewicz, Jr.
                                        Accounting Branch Chief
                                        Office of Real Estate and
                                        Commodities